

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Thomas Pike
Chief Executive Officer
Fortrea Holdings Inc.
8 Moore Drive
Durham, North Carolina 27709

> **Re: Fortrea Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed June 2, 2023**
> **File No. 001-41704**

Dear Thomas Pike:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No.1 to Form 10-12B, filed June 2, 2023

Capitalization, page 63

1. We note your response to prior comment 1 and your revised disclosure stating that the terms and conditions of your expected new senior secured term loan facilities, senior secured revolving credit facility, the indenture governing your senior secured notes and the agreement governing the ARPP have not been finalized. Please revise footnote 2 on page 63 to note that the terms and conditions governing your expected indebtedness have not yet been finalized.

Unaudited Pro Forma Combined Financial Information
Management Adjustments, page 73

2. We note you removed the bonus adjustments from de-synergies. Please describe the reasons for the removal. As a related matter, we note you disclosed executive equity incentives in the form of Labcorp RSU on page 135. Please revise to clarify whether

Thomas Pike
Fortrea Holdings Inc.
June 7, 2023
Page 2

Fortrea will bear the compensation costs related to those grants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joshua Gorsky at 202-551-7836 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas Short, Esq.